Exhibit (a)(5)(6)

                         Contacts: Alloy, Inc.:  Sam Gradess
                                                 Chief Financial Officer
                                                 212/244-4307

                                                 Alloy, Inc. Investor Relations:
                                                 A.J. Goodman PR21,
                                                 Inc. 212/299-8888

                                                 dELiA*s Corp:
                                                 Evan Guillemin
                                                 Chief Operating Officer
                                                 212/590-6202


           ALLOY AND DELIA*S ANNOUNCE RESULTS OF DELIA*S TENDER OFFER;
                   ALLOY ACQUIRES APPROXIMATELY 88% OF DELIA*S

                   ALLOY TO PROVIDE SUBSEQUENT OFFERING PERIOD


NEW YORK, NY - SEPTEMBER 4, 2003 - Alloy, Inc. (Nasdaq:ALOY) and dELiA*s Corp. (Nasdaq:DLIA) today announced the results of Alloy's tender offer for all the outstanding shares of Class A common stock of dELiA*s, which expired at midnight on September 3, 2003. Based upon a preliminary tally by American Stock Transfer & Trust Company, the Depositary for the offer, 46,991,870 shares, or approximately 88.15% of dELiA*s' outstanding Class A common stock, were validly tendered into the offer. Dodger Acquisition Corp., the wholly-owned subsidiary of Alloy through which the offer was made, has accepted for payment all shares validly tendered and not properly withdrawn. The final count of shares tendered, including guaranteed deliveries, will be available on September 8, 2003. dELiA*s shareholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $0.928 net per share, in cash.

Alloy also announced that it will provide a subsequent offering period pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, which will commence at 9:00 a.m. EDT today and expire on the earlier of (1) the date on which shares of dELiA*s Class A common stock validly tendered and not withdrawn, together with all shares of dELiA*s Class A common stock then owned by Alloy and Dodger, represents at least 90% of dELiA*s outstanding common stock and (2) 5:00 p.m. EDT on Wednesday, September 10, 2003, unless extended. Class A common shares of dELiA*s validly tendered during this subsequent offering period will be accepted immediately and paid for promptly as they are accepted. Holders who validly tender during the subsequent offering period will receive the same offer price of $0.928 net per share, in cash, that is payable to holders who tendered during the original offering period. Pursuant to Rule 14d-7(a)(2) under the Securities

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Exchange Act of 1934, no withdrawal rights will apply during the subsequent offering period.

The purpose of the subsequent offering period is to enable holders of Class A common shares of dELiA*s who did not tender during the original offering period to participate in the offer and to receive the $0.928 offer price on an expedited basis. Pursuant to the Acquisition Agreement entered into on July 30, 2003 among Alloy, Dodger and dELiA*s, Alloy will acquire the balance of the shares not tendered during the original offering period and the subsequent offering period through a cash merger of Dodger with and into dELiA*s. In the merger, holders of any remaining outstanding common shares of dELiA*s will receive cash in the amount of $0.928 per share. On consummation of the tender offer and completion of the subsequent offering period, Alloy will hold shares of Class A common shares of dELiA*s sufficient to enable Alloy, under the certificate of incorporation of dELiA*s and applicable Delaware law, to approve the merger.

However, if Alloy can acquire, during the subsequent offering period, shares that, in addition to those already tendered, constitute at least 90% of the outstanding common shares of dELiA*s, Alloy will be able, under applicable Delaware law, to consummate the merger without the need for a meeting of the stockholders of dELiA*s. In such event, the merger could take place immediately following the expiration of the subsequent offering period. If Alloy is unable to acquire at least 90% of the outstanding common shares of dELiA*s, it will be necessary for dELiA*s to schedule a meeting of its shareholders to approve the merger and for such purpose to circulate an information statement to its shareholders. In this case, although a favorable outcome of the shareholder meeting is assured, the completion of the second step merger likely would not occur, and dELiA*s remaining shareholders would not be entitled to receive the merger consideration, until approximately 45 to 60 days after the expiration of the original offer. In either event, holders of common shares of dELiA*s who did not tender will receive in the merger the same $0.928 per share payable to holders who tender during the subsequent offering period.

dELiA*s shareholders who wish to accept the offer during the subsequent offering period may do so by properly completing and executing the Letter of Transmittal that accompanied the Offer to Purchase and depositing the same, together with certificates representing their shares, with the Depositary in accordance with the instructions in the Letter of Transmittal and the Offer to Purchase. dELiA*s shareholders may also accept the offer during the subsequent offering period by following the procedures for book-entry transfer or for guaranteed delivery described in Section 3 of the Offer to Purchase, under "The Tender Offer-Procedure for Tendering Shares."

ABOUT ALLOY

Alloy, Inc. is a media, marketing services and direct marketing company targeting Generation Y, a key demographic segment comprising the more than 60 million boys and girls in the United States between the ages of 10 and 24. Alloy's convergent media model uses a wide range of media assets to reach more than 25 million Generation Y consumers each month. Through Alloy's 360 Youth media and marketing services unit, marketers can connect with the Generation Y

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audience through a host of advertising and marketing programs incorporating
Alloy's media and marketing assets such as direct mail catalogs, magazines, college and high school newspapers, Web sites, school-based media boards, college guides, and sponsored on- and off-campus events. Alloy generates revenue from its broad reach in the Generation Y community by providing marketers advertising and marketing services through 360 Youth and by selling apparel, accessories, footwear, room furnishings and action sports equipment directly to the youth market through catalogs, Web sites and magazines. For further information regarding Alloy, please visit our Web site (www.alloyinc.com) and click on the "Corporate" tab. Information on 360 Youth's advertising and marketing services can be found at www.360youth.com.

ABOUT DELIA*S

dELiA*s Corp. is a multi-channel retailer that markets apparel, accessories and home furnishings to teenage girls and young women. The company reaches its customers through the dELiA*s catalog, www.dELiAs.cOm and 63 dELiA*s retail stores.

This announcement contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on current expectations, including statements regarding the timing of the tender offer. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The satisfaction of the other conditions specified in the acquisition agreement between the parties, among others, remains a condition to completing the tender offer and could cause actual results and timing of the tender offer to differ materially from those described in the forward-looking statements.

This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of dELiA*s. dELiA*s stockholders are advised to read the tender offer statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by Alloy and the solicitation/recommendation statement on Schedule 14D-9, as amended, filed be dELiA*s, regarding the tender offer. The amended tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the amended solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect to the tender offer. dELiA*s stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when they are available and copies of other documents filed by Alloy and dELiA*s with the SEC at the SEC's Web site at http://www.sec.gov/. The tender offer statement and the solicitation/recommendation statement and all related documents may also be obtained by dELiA*s stockholders without cost to them from Alloy or dELiA*s, by directing a request to Alloy, Inc., Investor Relations, 151 W. 26th Street, 11th Floor, New York, New York 10001 (tel: 212-244-4307) or to dELiA*s Corp., Investor Relations, 435 Hudson Street, New York, New York 10014 (tel:
212-807-9060).

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